March 18, 2015

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Response to comment letter dated March 6, 2015

Dear Mr. Gilmore:

We are in receipt of your comment letter dated March 6, 2015 and have the following responses:

Form 10-K for the Year Ended June 30, 2014

Item 9.A Controls and Procedures Internal Control Over Financial Reporting, page 7

1.

Please amend your filing to include a statement identifying the framework used to evaluate the effectiveness of your internal control over financial reporting. Refer to item 308(a)(2) of Regulation S-K.

We respond:

We have filed an amendment to our Annual Report on Form 10-K to include a statement identifying the framework used to evaluate the effectiveness of our internal control over financial reporting.

Exhibits 31.1 and 31.2

2.	Please revise your certification to remove the certifying officer’s tile. Refer to Item 601(31)(i) of Regulation S-K. Similar concerns apply to Exhibit 31.2.

We respond:

Our exhibits 31.1 and 31.2 have been updated to remove the certifying officers’ titles.

We acknowledge:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Ecclestone	/s/ Kimberly Conley
Andrew Ecclestone Chief Executive Officer and Director	Kimberly Conley Principal Financial Officer